I, Terry Marshall, certify that:

(1) the financial statements of EDSO Inc included in this Form are true and complete in all material respects; and

(2) the tax return information of EDSO Inc included in this Form reflects accurately the information reported on the tax return for EDSO Inc filed for the fiscal year ended Dec 31st, 2020.

Terry Marshall
Digitally signed by Terry Marshall
DN: C=US, E=terry.marshall@dntanks.com,
CN=Terry Marshall
Date: 2021.06.06 20:50:59-05'00'

Terry Marshall
CEO

6th, Jun 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.